Exhibit 99.1
Grab Announces Update to its Board of Directors
SINGAPORE and NEW YORK, July 6, 2026 — Grab Holdings Limited (NASDAQ: GRAB) (“Grab” or the “Company”) today announced that Dara Khosrowshahi has stepped down from its Board of Directors (the “Board”), effective July 6, 2026.
Mr. Khosrowshahi joined the board of Grab’s subsidiary, Grab Holdings Inc. (“GHI”), in 2018 upon the sale of Uber Technologies, Inc. (“Uber”)’s Southeast Asia business to GHI in 2018 until Grab’s public listing, when he started to serve on Grab’s Board. Dara steps down from the Board as the Company continues with its effort to complete its proposed acquisition of foodpanda’s Taiwan business.
“On behalf of the Board, I want to thank Dara for his counsel and contributions over the past eight years. His perspective on building global technology platforms has been invaluable to Grab’s growth,” said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab. “As we continue to grow and expand, we remain committed to the highest standards of independent governance, anchored in our founder-led structure and our decision-making in Singapore.”
"It has been a privilege to serve on Grab's Board and to help guide it on its journey towards becoming a profitable company built for the long term. I have enormous confidence in Anthony and the Grab team, and I look forward to their continued success in the years ahead." said Dara Khosrowshahi, Group Chief Executive Officer of Uber.
Uber’s economic interest in Grab is unchanged by this Board transition.
With this change, the Board comprises six directors, of whom four are independent.
About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
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Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “annualized,” “annualized run-rate,” “on track” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.
Investor Relations Contact
Grab Holdings Limited
investor.relations@grab.com

Media Contact
press@grab.com